Schedule III
HORACE MANN INVESTORS, INC.
Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
December 31, 2015

Not applicable - exempt under SEC Rule 15c3-3(k)(2)(i) and SEC Rule 15c3-3(k)(2)(ii)